October 3, 2025

Squirrel Enlivened International Co., Ltd

Governors Square, 23 Lime Tree Bay Ave.

PO Box 32311, Grand Cayman KY1-1209

Cayman Islands

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Squirrel Enlivened International Co., Ltd
Registration Statement on Form F-4, File No. 333-286410
Request for Withdrawal

Dear Ms. Beukenkamp:

Squirrel Enlivened International Co., Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”) hereby requests for withdrawal of the Company’s Registration Statement (File No. 333-286410) on Form F-4 (the “Registration Statement”) initially filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2025, together with all exhibits and amendments thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective. The Registration Statement was filed in connection with that certain Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Squirrel Enlivened Technology Co., Ltd, Squirrel Enlivened Overseas Co., Ltd. and Horizon Space Acquisition I Corp.

The reason for this withdrawal is that the Business Combination Agreement was terminated effective as of October 3, 2025. As a result, the transactions contemplated pursuant to the Business Combination Agreement will not occur. Since the Registration Statement was not declared effective by the Commission, no securities of the Company have been issued or sold under the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact our counsel, Meng Ding, Esq. of Sidley Austin LLP, at +852 2509 7858.

Very truly yours,

Squirrel Enlivened International Co., Ltd

By:	/s/ Angxiong Zhao
Name: Angxiong Zhao
Title: Director

cc:	Meng Ding, Esq.
Sidley Austin LLP